11020322

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPS Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue, 14th Floor
(No. and Street)

New York	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Sabatini — (212) 848 - 0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPS Global Securities, L.L.C, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCES M. WEISS
Notary Public, State of New York
No. 01WE4800337
Qualified in New York County
Commission Expires September 30, 20 13

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

MPS GLOBAL SECURITIES, L.L.C.
(Formerly FNY Capital Markets, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
MPS Global Securities, L.L.C.

We have audited the accompanying statement of financial condition of MPS Global Securities, L.L.C.(formerly FNY Capital Markets, L.L.C.) (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MPS Global Securities, L.L.C. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2011

MPS GLOBAL SECURITIES, L.L.C.

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 3,899,428
Receivable from brokers	2,955,026
Commissions receivable	3,601,772
Intangible assets, less accumulated amortization of $122,222	1,877,778
Other assets	2,021,582
	$ 14,355,586
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to Parent Company	$ 236,133
Accrued expenses and other liabilities	3,548,967
	3,785,100
Member's equity	10,570,486
	$ 14,355,586

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2010

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MPS Global Securities, L.L.C. (formerly FNY Capital Markets, L.L.C.) (the "Company") was formed August 19, 2008 as a wholly owned subsidiary of First New York Securities, L.L.C. (the "Parent Company"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the National Futures Association (the "NFA") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in institutional brokerage activities and acts as an introducing broker.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

The Company has not recognized in this statement of financial condition any interest or penalties related to income taxes, and has no material unrecognized tax benefits. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities before 2008.

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM BROKERS

At December 31, 2010, amounts receivable from brokers reflected in the statement of financial condition are deposits held with various clearing brokers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2010, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE C - DUE TO PARENT COMPANY

The due to Parent Company balance of $236,133 is payable to the Parent Company as reimbursement for shared operating expenses.

NOTE D - EMPLOYEE BENEFIT PLAN

The Parent Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements.

MPS GLOBAL SECURITIES, L.L.C.

Notes to Statement of Financial Condition
December 31, 2010

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to compute net capital pursuant to Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 2% of aggregate debit items computed in accordance with Rule 15c3-3, as defined, or $250,000, whichever is greater. At December 31, 2010, the Company had net capital of $5,689,353, which exceeded the requirement by $5,439,353.

NOTE F - ACQUISITION OF INTANGIBLE ASSETS

In February 2010, the Company acquired the following identifiable intangible assets for $2,000,000:

Order history and contracts	$ 800,000
Technology based	800,000
Marketing related	400,000
	$2,000,000

The value of the intangible assets acquired is being amortized over fifteen years, the estimated useful life of the assets.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated events through February 28, 2011, the date that this statement of financial condition was available to be issued.